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                            June 23, 2023

       Mark Kay
       Chief Executive Officer
       Zerify, Inc.
       1090 King Georges Post Road , Suite 603
       Edison, NJ 08837

                                                        Re: Zerify, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 14,
2023
                                                            File No. 000-55012

       Dear Mark Kay:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures , page 30

   1. Your disclose on page 19 indicates that you have evaluated your internal control over financial reporting and
your disclosure controls and procedures and concluded that they were not effective as
of December 31, 2022. However, you have not included
                                                        Management   s annual
report on internal control over financial reporting in your 10-K.
                                                        Separate disclosures
are required for Disclosure Controls and Procedures pursuant to Item
                                                        307 of Regulation S-K
and for Internal Control Over Financial Reporting pursuant to Item
                                                        308 of Regulation S-K.
Please amend your 10-K for the fiscal year ended December 31,
                                                        2022 to include
Management's annual report on internal control over financial reporting and include all the
information required by Item 308(a) of Regulation S-K.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Mark Kay
Zerify, Inc.
June 23, 2023
Page 2

absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.



FirstName LastNameMark Kay                               Sincerely,
Comapany NameZerify, Inc.
                                                         Division of
Corporation Finance
June 23, 2023 Page 2                                     Office of Technology
FirstName LastName